K&L GATES LLP 70 W. MADISON ST. SUITE 3100 CHICAGO, IL 60602 T +1 312 372 1121 F +1 312 827 8000 klgates.com

February 19, 2014

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	Mr. Justin Dobbie
Legal Branch Chief

	Re:	LKQ Corporation
Registration Statement on Form S-4
Filed January 27, 2014
File Nos. 333-193585 and 333-193585-01 to 333-193585-92

Ladies and Gentlemen:

On behalf of LKQ Corporation (the “Company”) and its guarantor subsidiaries (each an additional registrant and, collectively with the Company, the “Registrants”), we are pleased to submit this response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff’s letter dated February 14, 2014 with respect to the Company’s Registration Statement on Form S-4 that was filed by the Registrants on January 27, 2014 with the Commission (the “Registration Statement”).

All of the responses set forth herein to the Staff’s comments have been reviewed and approved by the Registrants. For convenience, each of the Staff’s consecutively numbered comments is set forth herein in italics, followed by the Registrants’ response.

* * * * *

Signatures

1.	Comment: Please revise the second half of the signature blocks on pages II-8, II-9, II-10, II-12, II-13, II-14, II-15, II-16, II-17, II-18 and II-19 so that they are signed by persons in the indicated capacity of principal executive officer and either principal accounting officer or controller. For each signature block if someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

Response: The signature blocks have been revised as requested.

Exhibit 5.1

2.	Comment: Please refer to qualification i on page 2. We note that you have limited the opinion to Delaware law. Please have counsel revise so that the opinion covers the law governing the indenture, which is New York law, and the laws of the jurisdictions of incorporation or formation for each of the guarantors as indicated in Schedule A of your registration statement. For guidance, refer to Section II.B.1.e of Staff Legal Bulletin No. 19 (October 14, 2011).

Response: The opinion has been revised as requested.

3.	Comment: Please have counsel remove or revise the last sentence on page 2 as this represents an inappropriate limitation on reliance.

Response: This sentence has been removed.

* * * * *

In responding to the Staff’s comments regarding the review of the Registration Statement, the Registrants acknowledge that:

•	the Registrants are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Registrants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

K&L Gates LLP

By:	/s/ J. Craig Walker
J. Craig Walker

cc:	John Dana Brown, Division of Corporation Finance

Victor M. Casini, LKQ Corporation